UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 7*)

THERAVANCE BIOPHARMA, INC.

(Name of Issuer)

Ordinary Shares, par value, $0.00001

(Title of Class of Securities)

G8807B106

(CUSIP Number)

Victoria A. Whyte

GlaxoSmithKline plc

980 Great West Road

Brentford, Middlesex TW8 9GS

England

Telephone: +44 (0)208 047 5000

 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 22, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GlaxoSmithKline plc
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 9,644,807
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 9,644,807
	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,644,807
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.3% (2)
14.	TYPE OF REPORTING PERSON (see instructions) CO

Footnotes:

(1) Ordinary Shares (as defined below) are held by GSK Finance (No.3) plc, an indirect wholly owned subsidiary of GlaxoSmithKline plc.

(2) Based upon 63,088,131 shares of Theravance Biopharma, Inc.'s (the “Theravance Biopharma”) Ordinary Shares outstanding as of April 30, 2020 as reported in the Quarterly Report on Form 10-Q for the quarter ended March 31, 2020 filed by Theravance Biopharma with the Securities and Exchange Commission on May 8, 2020.

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Explanatory Note

This Amendment No. 7 to Schedule 13D (this “Amendment No. 7”) amends and supplements the statement on Schedule 13D originally filed on March 24, 2016 (as amended by Amendment No. 1 filed on May 13, 2016, Amendment No. 2 filed on February 3, 2017, Amendment No. 3 filed on April 18, 2019, Amendment No. 4 filed on February 18, 2020, Amendment No. 5 filed on February 27, 2020 and Amendment No. 6 filed on June 17, 2020 (the “Schedule 13D”)), and is being filed with respect to the ordinary shares, par value $0.00001 per share (the “Ordinary Shares”), of Theravance Biopharma, Inc., a Cayman Islands exempted company ( “Theravance Biopharma”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following:

Issuance of the Notes and entry into the Indenture

GSK Finance (No.3) plc (“GSK Finance”), a wholly-owned subsidiary of GlaxoSmithKline plc (“GSK”), issued $280,336,000 of Exchangeable Senior Notes due 2023 (“the Notes”), initially exchangeable into 9,644,792 Ordinary Shares. The Notes are guaranteed by GSK and will be exchangeable at the option of noteholders on any business day on or after September 1, 2020.

The Notes will mature on June 22, 2023 (the “Maturity Date”) and do not bear interest.  The Notes were offered at an issue price 108.5% of their principal amount.  The initial exchange rate is 34.4044 Ordinary Shares per $1,000 principal amount of Notes, which is equivalent to an initial exchange price of approximately $29.0660 per share, representing a premium of 35% over the volume weighted average price of the Ordinary Shares from 9:30 a.m. to 4:00 p.m., New York City time on June 17, 2020.  Upon exchange of the Notes, GSK Finance expects to deliver Ordinary Shares but may at its option under certain circumstances, deliver cash or a combination of Ordinary Shares and cash.

In connection with the issuance of the Notes, GSK Finance,  GSK and Deutsche Bank Trust Company Americas, as trustee, entered into an indenture dated as of June 22, 2020 (the “Indenture”).

GSK Finance, GSK, Theravance Biopharma and Barclays Capital, Inc. (“Barclays”) entered into a purchase agreement, dated as of June 17, 2020, pursuant to which, subject to the terms and conditions contained in the purchase agreement, GSK Finance agreed to sell to Barclays, and Barclays agreed to purchase from GSK Finance, the aggregate principal amount of the Notes.

The offering of the Notes was not registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws and, unless so registered, may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. The Notes were offered by means of an offering memorandum solely to persons reasonably believed to be “qualified institutional buyers” (as that term is defined in Rule 144A under the Securities Act) that are also “qualified purchasers” (within the meaning of Section 2(a)(51) of the U.S. Investment Company Act of 1940, as amended.

2020 Registration Rights Agreement

Ordinary Shares received upon exchange of the Notes are expected to be “restricted securities” within the meaning of Rule 144(a)(3) under the Securities Act.  On June 22, 2020, Theravance Biopharma, GSK Finance and GSK entered into a registration rights agreement (the “2020 Registration Rights Agreement”).  Under this agreement, Theravance Biopharma will file a shelf registration statement with the SEC covering resales of the Ordinary Shares received by holders upon exchange of the Notes, use all reasonable efforts to cause the shelf registration statement to become effective under the Securities Act on or prior to September 1, 2020 and use its reasonable efforts to keep the shelf registration statement effective after its effective date until the earlier of: (i) the sale under the shelf registration statement or Rule 144 under the Securities Act of all of the Ordinary Shares delivered upon exchange of the Notes; (ii) the date on which all of the Ordinary Shares remaining to be sold under the shelf registration statement (in the reasonable opinions of counsel to GSK and the GSK Finance) may be immediately resold to the public under Rule 144 under the Securities Act or any successor provision; or (iii) six months from the Maturity Date.  The 2020 Registration Rights Agreement includes additional customary covenants, including the ability of Theravance Biopharma to suspend use of the shelf registration statement under certain circumstances.

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Waiver of Rights under the 2014 Registration Agreement and Voting Arrangement

On June 22, 2020, GSK Finance and Glaxo Group Limited entered into an agreement with Theravance Biopharma (the “Waiver and Voting Agreement”) under which GSK Finance and Glaxo Group Limited agreed to waive all notice rights and registration rights under the registration rights agreement dated March 3, 2014, as amended on February 10, 2020. The parties to the Waiver and Voting Agreement have further agreed that the waiver of such registration rights will terminate upon the earlier of (i) the Maturity Date, (ii) any such other date on which the Notes are no longer issued and outstanding or (iii) at any time that Glaxo Group Limited or GSK Finance, as the case may be, determines that it can no longer own Ordinary Shares under applicable laws or regulations.

The Waiver and Voting Agreement provides that GSK Finance and Glaxo Group Limited will vote Ordinary Shares on all matters, at the election of the GSK Finance, either in accordance with the recommendation of the independent directors of the board of Theravance Biopharma or in proportion to the votes cast by the other holders of Ordinary Shares, unless the matter involves (i) any proposal to issue Ordinary Shares that would result in any person or group (within the meaning of Section 13(d)(3) of the Exchange Act) other than the GSK Finance and its affiliates owning or having the right to acquire or intent to acquire beneficial ownership of 20% or more of the outstanding Ordinary Shares or (ii) any change in control of Theravance Biopharma.

The voting arrangement under the Waiver and Voting Agreement terminates at the earliest of (i) the maturity date of the Notes, (ii) a change in the composition of more than 50% of the members of the board of directors of Theravance Biopharma as of the date hereof and (iii) the effective time of a change in control of Theravance Biopharma.

Cooperation Agreement

On  June 22, 2020, the GSK Finance, GSK and Theravance Biopharma entered into a cooperation agreement (the “Cooperation Agreement”). The Cooperation Agreement provides that GSK Finance and GSK will provide certain notices and information to Theravance Biopharma in relation to the Notes and the exchange of the Notes and that GSK Finance will exercise its option to cash settle exchanges of the Notes under the terms of the Notes only under certain circumstances (such as where it is practically difficult to deliver the noteholder’s pro rata share of the property to be delivered on exchange of the Notes or where the Notes submitted for exchange have an aggregate principal amount of less than $1,000,000).

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 4 this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Item 7. Material to Be Filed as Exhibits.

Exhibit Name

8	Indenture among GSK Finance, GSK, as guarantor and Deutsche Bank Trust Company Americas, as trustee dated as of June 22, 2020.
9	Registration Rights Agreement among Theravance Biopharma, GSK Finance and GSK dated June 22, 2020.
10	Waiver and Assignment of Registration Rights and Voting Agreement among GSK Finance, Glaxo Group Limited and Theravance Biopharma dated as of June 22, 2020.
11	Cooperation Agreement among Theravance Biopharma, GSK Finance and GSK dated June 22, 2020.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 22, 2020

GLAXOSMITHKLINE PLC

By:	/s/ Victoria A. Whyte
Victoria A. Whyte
Authorized Signatory